LORD ABBETT SECURITIES TRUST

90 Hudson Street

Jersey City, NJ 07302

May 9, 2013

VIA EDGAR

Ms. Kimberly A. Browning

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Lord Abbett Securities Trust (the “Trust”)
1933 Act File No. 333-187822

Dear Ms. Browning:

This letter responds to comments you provided in an April 30, 2013 telephone conversation with Brooke A. Fapohunda and Susan D. Lively of Lord, Abbett & Co. LLC, the investment adviser to each series of the Trust, regarding the Trust’s preliminary proxy materials filed on April 9, 2013 with the U.S. Securities and Exchange Commission (the “Commission”) on Form N-14. The comments, and the Trust’s responses thereto, are set forth below. The Trust filed today with the Commission a combined prospectus/proxy statement (collectively, the “Prospectus/Proxy”) and statement of additional information reflecting changes made in response to your comments in a pre-effective amendment to the Trust’s registration statement on Form N-14. Capitalized terms used but not defined in this letter have the meanings given to them in the Prospectus/Proxy.

1. In the shareholder letter, Q&A, and Prospectus/Proxy, please add disclosure explaining that none of the benefits that Lord Abbett anticipates Target Fund shareholders to realize as a result of the Reorganization are guaranteed.

Response: We have made the requested changes. For example, we included the following language in the shareholder letter:

Actual results of the reorganization may differ from the expected results described in the Combined Prospectus/Proxy Statement.

2. Throughout the shareholder letter, Q&A, and Prospectus/Proxy, please use the term “material” in lieu of “key” to characterize the differences between the Funds and any important factors Target Fund shareholders should consider before voting on the proposed Reorganization.

Response: We have made the requested change.

Ms. Kimberly A. Browning

May 9, 2013

3. Please confirm in your comment response letter that all material differences between Target Fund’s and Acquiring Fund’s investment objectives, principal investment strategies, and principal investment risks have been disclosed in the Prospectus/Proxy.

Response: We confirm that all material differences between Target Fund’s and Acquiring Fund’s investment objectives, principal investment strategies, and principal investment risks have been disclosed in the Prospectus/Proxy.

4. Please include each Fund’s present asset level in the Q&A.

Response: We have made the requested change.

5. In the Q&A under “How do the Funds’ expense structures compare?”, please state the management fee rate and rate of other expenses paid by each Fund for its respective fiscal year end.

Response: We have made the requested changes.

6. In the Q&A under “Why does the Board recommend that I vote “FOR” the proposal?”, please revise the following sentence to clarify the meaning of the term “substantially” in the comparative description of the Funds’ investment objectives: “The Reorganization would permit Target Fund shareholders to pursue substantially the same investment objective and similar investment strategies as part of a larger fund with a lower effective management fee rate and lower overall expenses.”

Response: We have revised the response to the relevant item as follows:

The Reorganization would permit Target Fund shareholders to continue to pursue capital appreciation by employing similar investment strategies as part of a larger fund with a lower effective management fee rate and lower overall expenses.

7. Please confirm in your comment response letter that the Prospectus/Proxy will not incorporate by reference Acquiring Fund’s prospectus and explain the reasons why you are not relying on incorporation by reference to satisfy the disclosure requirements of Form N-14. Also, please confirm that the Prospectus/Proxy responds to all applicable disclosure items required by Form N-14.

Response: We confirm that the Prospectus/Proxy will not incorporate by reference Acquiring Fund’s prospectus because we have included the substance of Acquiring Fund’s prospectus within the Prospectus/Proxy. We also confirm that the Prospectus/Proxy responds to all applicable disclosure items required by Form N-14. Certain items on Form N-14 cross-reference disclosure items required by Form N-1A. To satisfy these disclosure items, Acquiring Fund’s prospectus may be incorporated by reference into the Prospectus/Proxy provided that

Ms. Kimberly A. Browning

May 9, 2013

Acquiring Fund’s prospectus accompanies the proxy materials mailed to Target Fund shareholders. Alternatively, the Prospectus/Proxy may comprehensively address the applicable disclosure items, obviating the need to incorporate Acquiring Fund’s prospectus by reference into the Prospectus/Proxy or mail it with the Prospectus/Proxy.

Acquiring Fund shares its statutory prospectus with eight other series of the Trust and the Trust’s current statutory prospectus is 213 pages in length. We believe that mailing a document of this size could result in confusion to Target Fund shareholders who will receive extraneous information regarding the other series of the Trust. Moreover, doing so would entail a significant cost. By including all required disclosure items about Acquiring Fund in the Prospectus/Proxy, we have lowered the cost of mailing the Prospectus/Proxy.

8. If possible, please provide an estimate of the amount of transaction costs the Funds will incur in connection with portfolio repositioning to facilitate the Reorganization. If possible, please also identify any portfolio securities that will be sold on the pro forma Schedule of Investments. If no securities are identified that need to be sold in order to comply with the Combined Fund’s investment restrictions, please add a statement that all securities held by Target Fund would comply with Acquiring Fund’s investment restrictions.

Response: In our view, it would be impractical to estimate such transaction costs at this early stage. Notwithstanding such impracticality, we further note that we believe identifying in a public filing securities either Fund may sell in the future would expose the Funds to the risk that third parties could trade ahead of or against the Funds based on the information. This risk is particularly acute because the Funds invest in small and mid-sized companies, whose securities tend to be thinly traded. In addition, we cannot conclusively state that no securities will be sold to facilitate the Reorganization because there is limited overlap in the portfolio securities the Funds hold.

9. Please quantify the tax consequences for Target Fund shareholders of portfolio repositioning related to the Reorganization.

Response: The tax consequences of any portfolio repositioning related to the Reorganization will depend on the difference between the price at which portfolio securities are sold and Target Fund’s basis in those securities. Until the securities are actually sold, it is impossible to determine whether and how much the securities have appreciated. Therefore, it is impossible to estimate the amount of any capital gain that may be realized on the sales of portfolio securities. We have more clearly and prominently disclosed the likelihood that portfolio repositioning will cause shareholders to receive taxable distributions they would not have received absent the Reorganization. Accordingly, we have added the following disclosure describing the tax consequences to Target Fund shareholders of portfolio repositioning pre-merger:

Despite the tax-free nature of the Reorganization itself, portfolio restructuring before the Reorganization may cause shareholders to

Ms. Kimberly A. Browning

May 9, 2013

receive capital gain distributions they would not have received absent the Reorganization. The amount of any such capital gains will depend on the extent to which Target Fund repositions its portfolio before the Reorganization and the extent to which the sale of portfolio securities generates capital gain.

10. Throughout the shareholder letter, Q&A, and Prospectus/Proxy, please revise the statements about the Boards’ determinations under Rule 17a-8 under the Investment Company Act of 1940, as amended, to more clearly identify the Fund to which each statement relates.

Response: We have made the requested changes.

11. Please state the market capitalization range and reconstitution date for each Fund’s index(es) and explain that these market capitalization ranges may vary.

Response: We have added the requested disclosure.

12. Please clarify that Target Fund’s Board approved the Reorganization on behalf of Target Fund as well as its shareholders in the Q&A under “Why does the Board recommend that I vote “FOR” the proposal?”.

Response: We have made the requested change.

13. Please explain in your comment response letter why the methods for casting a proxy vote do not mirror the proxy revocation methods.

Response: As a matter of Delaware statutory trust law, Equity Trust has the flexibility to designate the methods by which a Target Fund shareholder may revoke his or her proxy. Target Fund offers a wide variety of proxy voting methods to promote broad shareholder participation and minimize disenfranchisement. We believe that the methods available for proxy revocation should be comparatively more limited because a revocation reverses an affirmative action taken by a shareholder. Accordingly, the methods for proxy revocation require additional efforts on the part of a Target Fund shareholder to discourage fraudulent revocations.

14. Please prepare the Statement of Assets and Liabilities assuming the Reorganization occurred as of the end of the fiscal year, and reflecting all recurring and non-recurring adjustments. Please prepare the pro forma Statement of Operations assuming the Reorganization occurred at the beginning of the fiscal period, and reflecting only adjustments that will have a continuing impact on the Fund. The adjustment for accrued expenses and other liabilities should not be included in the Statement of Assets and Liabilities unless these expenses will not be paid by the Combined Fund. Please confirm in your comment response letter that accrued expenses and other liabilities will not be paid by the Combined Fund or revise the Statement of Assets and Liabilities accordingly.

Ms. Kimberly A. Browning

May 9, 2013

Response: We have made the requested changes. In addition, the adjustment for accrued expenses and other liabilities represents approximately $77,000 in audit fees and shareholder reporting costs that Target Fund would need to incur if the Reorganization were not completed. Accordingly, these expenses will not be paid by the Combined Fund.

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The Trust acknowledges in connection with this filing the following: (1) it is responsible for the adequacy and accuracy of the disclosure in the Prospectus/Proxy; (2) Commission staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Prospectus/Proxy; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Ms. Fapohunda at (201) 827-2279 or the undersigned at (201) 827-2225.

Sincerely,

/s/ Thomas R. Phillips
Thomas R. Phillips
Vice President and Assistant Secretary